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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                             (Amendment No.  1  )*
                                           -----

                           Precision Standard, Inc.
                  -------------------------------------------
                               (Name of Issuer)

                                 Common Stock
                  -------------------------------------------
                        (Title of Class of Securities)

                                   740327101
                              ------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
  CUSIP NO. 740327101                   13G
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankAmerica Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          4,215,753
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          4,215,753
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      4,215,753

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      25.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      HC

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

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-----------------------
  CUSIP NO. 740327101                   13G
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bank of America NT&SA

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          4,215,753
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          4,215,753
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      4,215,753

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      25.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      BK

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1  (a)  Name of Issuer:              Precision Standard, Inc.

        (b)  Address of Issuer's          1225 17/th/ Street, Suite 1800
             Principal Executive          Denver, CO  80202
             Offices:


Item 2  (a)  Names of Person Filing:      BankAmerica Corporation
                                           ("BAC")
                                          Bank of America NT&SA
                                           ("BANTSA")

        (b)  Address of Principal         (For BAC and BANTSA)
             Business Offices:            555 California Street
                                          San Francisco, CA  94104


        (c)  Citizenship:                 BAC is organized under the laws of
                                          Delaware. BANTSA is a national banking
                                          association organized under the laws
                                          of the United States.

        (d)  Title of Class of            Common Stock
             Securities:

        (e)  CUSIP Number:                740327101

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

             (a) [_]   Broker or Dealer registered under Section 15 of the Act
             (b) [X]   Bank as defined in Section 3(a)(6) of the Act
             (c) [_]   Insurance Company as defined in Section 3(a)(19) of the
                       Act
             (d) [_]   Investment Company registered under Section 8 of the
                       Investment Company Act
             (e) [_]   Investment Adviser registered under Section 203 of the
                       Investment Advisers Act of 1940
             (f) [_]   Employee Benefit Plan, Pension Fund which is subject to
                       the provisions of the Employee Retirement Income Security
                       Act of 1974 or Endowment Fund; see (S)240.13d-
                       1(b)(1)(ii)(F)
             (g) [X]   Parent Holding Company, in accordance with (S)240.13d-
                       1(b)(ii)(G) (Note: See Item 7)

             (h) [_]   Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)

Item 4       Ownership*

             (a) Amount Beneficially Owned:
                         BAC                                       4,215,753
                         BANTSA                                    4,215,753


             (b) Percent of Class:
                         BAC                                            25.1%

________
* By virtue of the corporate relationships between Reporting Persons as described in Item 7, BAC (the parent company) may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by its subsidiaries. Similarly, higher tier BAC subsidiaries may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by lower tier BAC subsidiaries. The power to vote and to dispose of shares may be deemed to be shared between entities due to their corporate relationships. BankAmerica Corporation is the parent of the Bank. The Bank acquired the warrant in connection with certain loan facilities extended by the Bank to the issuer in 1988. The warrant, as amended as of December 31, 1996, permits the Bank to purchase from the issuer 4,215,753 shares of the issuer's Common Stock at an aggregate purchase price of $0.237205492 per share, subject to certain adjustments for changes in the Company's Common Stock and for dilutive issuances dating back to 1988. The issuer is required to repurchase the Warrant over a period of six quarters beginning August 31, 1997 with cash or by the issuance of Common Stock with a value equal to the redemption price. The redemption price for three-eighths of the total Shares which was due on August 31, 1997, and all future installments is the higher of (i) $1.1135 per Share, such amount being equal to the difference between the exercise price and the average market price of the Common Stock for the 30 trading days following the date which was 15 trading days prior to the date the issuer filed its financial results for the third quarter of 1996 and the exercise price, or (ii) the difference between the exercise price and the average market price of the Common Stock for the 25 trading days preceding the date which is five trading days prior to the date on which the redemption is actually paid. In addition, interest accrues on the unpaid installments in the form of cash and shares of Common Stock. The amount of interest is equal to the sum of (i) $75,000 in cash (or the number of shares which is the result of dividing $75,000 by the average market price of the Common Stock for the 25 trading days immediately preceding the date which is five trading days prior to August 31, 1997, or $1.4537 per share), payable immediately, plus (ii) .0004 of a share of Common Stock per unredeemed Warrant share per day from the respective installment date until the redemption is made. Such interest is paid quarterly 10 days after the last day of each calendar quarter. Such interest may be paid in the form of Common Stock only if such stock is then registered and freely tradable; otherwise, the cash equivalent must be paid, calculated as the market value of the stock as of the last day of the calendar quarter. The first installment of shares in the redemption procedure was not received by the Bank until January 2, 1998, since the issuer was waiting for its registration statement on Form S-3 (Reg. No. 333-33933) to be declared effective by the staff so that it could deliver unrestricted shares.

                          BANTSA                                        25.1%

             (c) Number of shares as to which such person has:

                 (i)      sole power to vote or direct the vote:
                          BAC                                              0
                          BANTSA                                           0

                 (ii)     shared power to vote or direct the vote:
                          BAC                                      4,215,753
                          BANTSA                                   4,215,753

                 (iii)    sole power to dispose or direct the
                          disposition of:
                          BAC                                              0
                          BANTSA                                           0

                 (iv)     shared power to dispose or direct the
                          disposition of:
                          BAC                                      4,215,753
                          BANTSA                                   4,215,753

Item 5       Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6       Ownership of More than Five Percent on Behalf of Another Person.

             Not Applicable.

Item 7 Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company.

             See Item 2. BAC is a registered bank holding company. BANTSA is a bank as defined in Section 3(a)(6) of the Act, and is a wholly-owned subsidiary of BAC.

Item 8       Identification and Classification of Members of the Group.

             Not Applicable.

Item 9       Notice of Dissolution of Group.

             Not Applicable.

Item 10      Certification.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE
---------

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 1998



     BANKAMERICA CORPORATION*

     BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION*


*By: /s/ VENRICE R. PALMER

     Venrice R. Palmer
     Senior Counsel of
     Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact (signing resolutions and powers of attorney are incorporated by reference to Schedule 13G Amendment #2 relating to Anaren Mircrowave, Inc.)

                                   EXHIBIT A
                                   ---------

                             JOINT FILING AGREEMENT
                             ----------------------


     The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 9, 1998

       BANKAMERICA CORPORATION*

       BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION*



*By:   /s/ VENRICE R. PALMER

       Venrice R. Palmer
       Senior Counsel of
       Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact (signing resolutions and powers of attorney are incorporated by reference to Schedule 13G Amendment #2 relating to Anaren Mircrowave, Inc.)